SCHEDULE 14A - INFORMATION REQUIRED IN PROXY STATEMENT

Schedule 14A Information

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant   [X]
Filed by a Party other than the Registrant   [   ]
Check the appropriate box:

[   ]   Preliminary Proxy Statement
[X]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material Pursuant to § 240.-14a-11(c) or § 240.14a-12

HUDSON'S GRILL INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

HUDSON'S GRILL INTERNATIONAL, INC.
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(j)(2).
[   ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).
[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)   Title of each class of securities to which transaction applies: N/A
(2)   Aggregate number of securities to which transaction applies:
(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
(4)   Proposed maximum aggregate value of transaction:

Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:
(2)   Form, Schedule or Registration Statement No.

(3)   Filing Party: _____

(4)   Date Filed: _____

HUDSON'S GRILL INTERNATIONAL, INC.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of HUDSON'S GRILL INTERNATIONAL, INC. (the "Company"), will be held at the Company's headquarters located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, on June 9, 2001, at 10:00 a.m. to act upon the following proposals:

1.   To elect three (3) directors;

2.   To ratify the selection of independent auditors;

3.   To consider such other business as may properly come before the meeting and any adjournments or postponements thereof.

Details relating to the above matters are set forth in the attached Proxy Statement. Your management is not aware of any other matters to come before the meeting. The Board of Directors has fixed the close of business on April 20, 1999, as the record date for shareholders entitled to notice of and to vote at the Annual Meeting.

You are urged to fill in, date, sign and promptly return the Proxy in the enclosed addressed envelope to which no postage need be affixed if mailed in the United States. If you do not attend the Annual Meeting, you may supersede your executed Proxy prior to voting by filing a Proxy bearing a later date, by filing a written revocation of the Proxy or by attending the meeting and voting in person. In order to be valid, the enclosed Proxy (or any new proxy or proxy revocation) must be received by the Secretary not later than 10:00 a.m., June 9, 2001.

IF YOU DO NOT PLAN TO ATTEND THE MEETING, YOU ARE URGED TO DATE, SIGN AND RETURN THE ENCLOSED PROXY WITHOUT DELAY. A BUSINESS REPLY ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Mitzy Ferguson
Secretary

Dallas, Texas
April 25, 2001

HUDSON'S GRILL INTERNATIONAL, INC.

16970 Dallas Parkway
Suite 402
Dallas, Texas 75248

GENERAL INFORMATION

The enclosed Proxy is solicited by the Board of Directors (the "Board") of HUDSON'S GRILL INTERNATIONAL, INC. (the "Company").

This Proxy Statement is furnished in connection with the solicitation of the Proxies by the Company to be voted at its Annual Meeting of Shareholders to be held June 9, 2001, and at any adjournment and postponement thereof. The Annual Meeting is to be held at 10:00 a.m. at the Company's headquarters located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.

A person giving the Proxy may revoke it at any time prior to the exercise thereof by giving written notice to the Secretary of the Company, attending the meeting and voting in person, or filing a duly executed Proxy bearing a later date with the Secretary. The mailing to shareholders of this Proxy Statement and the enclosed form of Proxy will commence on or before May 15, 2001.

All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the material enclosed herewith, will be paid by the Company. Officers and employees of the Company may communicate with shareholders personally or by mail, telegraph, telephone or otherwise, for the purpose of soliciting such Proxies, but in such event no additional compensation will be paid to any such persons for such solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to the beneficial owners of shares, in which case they will be reimbursed for their expenses.

Shares represented by valid Proxies will be voted in accordance with the instructions indicated thereon. Unless otherwise directed, votes will be cast for the election of directors herewith named and for the ratification of the Company's selection of King, Griffin & Adamson, PC, as independent auditors for the Company.

VOTING SHARES

Shareholders of record as of the close of business on April 20, 2001, will be entitled to vote at the Annual Meeting and at any adjournments thereof. At such date there were

6,956,986 shares of Common Stock. Each shareholder of record is entitled to one (1) vote for each share of stock owned, except that shareholders may have cumulative voting rights with respect to the election of directors. See "Cumulative Voting."

CUMULATIVE VOTING

Pursuant to Texas law, the Company's articles of incorporation control whether cumulative voting is permitted or not. The Company's articles of incorporation expressly state that cumulative voting is not permitted. Candidates are elected by majority vote. The three candidates receiving the highest number of votes are elected.

COMMITTEES OF THE BOARD

The Board held four meetings during fiscal 2000. Each incumbent director during the fiscal year ended December 31, 2000, attended 100% of all meetings of the Board during the time he was a member and of the Committees of which he was a member.

The Board does not have an Audit Committee. Since the Board is small, the whole board acts as an audit committee and whenever necessary supervises and reviews the fiscal and accounting procedures and practices of the Company, and reviews the audit and financial statements with the Company's independent accountants. In this respect, the Board also reviews whether to change auditors and whether the auditors are independent. Because the Company has not engaged its auditors to provide any other services for the Company other than to prepare tax returns, the Board does not believe that its auditors' independence is in any way compromised by the additional services provided to the Company.

The Board does not have a Nominating Committee, and it does not have a Compensation Committee. Nominees may be recommended to the Board in writing by any shareholder. Compensation matters are considered by the whole Board of Directors.

Each of the nominees has consented to be named herein and to serve if elected. However, if any nominee at the time of election is unable or unwilling to serve as a director, or is otherwise unavailable for election, the shares represented by proxies will be voted for the election of such other person as the Board may designate or, in the absence of such designation, for a nominee selected by the persons named in the enclosed form of Proxy, or, if there is no qualified nominee willing to serve, the position will be left vacant.

Certain information concerning the director nominees is set forth below:

Name	Age	Position
DAVID L. OSBORN	53	President
ROBERT W. FISCHER	50	Chairman of the Board, Director

ANTHONY DUNCAN   45   Director

David L. Osborn was a Director until 1999, when he resigned. He has agreed to return to the Board. Since 1988, Mr. Osborn has been the Chief Executive Officer of Southpoint Management Corporation, which owns and operates restaurants, and is Chief Executive Officer of Famous Bars, Grills & Cafes of America, Inc., which has been a franchisee of Hudson's Grill. He is also a partner in D.A.C. Associates, which has been a franchisee of Hudson's Grill since 1986, and he is a partner in Wood, Osborn and Osborn, which is the landlord of the premises that the Company leases as its headquarters.

Robert W. Fischer was elected a director in 1997. He is a partner in Fischer & Sanger, attorneys, in Dallas, Texas. He has practiced law for the last twenty years in the State of Texas and has been an outside counsel for the Company for the last eight years.

Anthony B. Duncan has been in the restaurant business for more than 31 years, and progressed from trainee, to assistant manager, to manager of his own Pelican's Restaurant in El Paso, Texas, at the age of 21. He formed his own operating company, and proceeded to purchase interests in two additional Pelican's. At one time, he was the president and minority owner of Southpoint Management Corporation, the parent company of multiple dinner houses and casual dining restaurants and bars. He is the current owner of the two franchised Hudson's Grills in El Paso, and is the owner and sole shareholder of Borderland Grills, Inc. Mr. Duncan previously was president of the Texas Restaurant Association, and has served on its Board of Directors.

No director currently receives any direct compensation as a director, except for reimbursement of expenses and the grant of monthly stock options. These options are available for non-officer directors and are exercisable at the greater of 10 cents or 1 cent above the market price at the beginning of the month of grant. The Directors receive 10,000 options each month they serve.

All directors are elected for a term of one (1) year and serve until their successors have been duly elected and qualified.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the shares of Common Stock beneficially owned, directly or indirectly, by (i) persons owning, to the Company's knowledge, five percent (5%) or more of the outstanding shares of Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers of the Company as a group, in each case as of December 31, 2000

Name and Address	Number of Shares Beneficially Owned	Footnotes	Percentage of Total Shares Outstanding
Directors/Officers:			
DAVID L. OSBORN 16970 Dallas Parkway, Suite 402 Dallas, Texas 75248	2,017,677	(1)(2)	29.0%
ROBERT W. FISCHER 5956 Sherry Lane, Suite 1204 Dallas, Texas 75225	275,615	(1)(2)	4.0%
ANTHONY B. DUNCAN 10732 Alta Lomo El Paso, TX 79935	616,750	(1)(2)	8.9%
MITZY FERGUSON 16970 Dallas Parkway, Suite 402 Dallas, Texas 75248	12,220	(1)	0.2%
All directors and executive officers as a group (4 persons)	2,922,262		42.0%
Others Owning 5% or More Of the Company's Common Stock:			
CLIFFORD J. OSBORN 5581 East Finisterra Drive Tucson, Arizona 85715	1,016,618	(1)	14.6%
ROY J. MILLENDER, JR. 340 Old Mill Road, Space 5 Santa Barbara, CA 93100	500,000	(1)	7.2%

CHARLES L. BOPPELL   495,556   (1)   7.1%
1010 Hot Springs Road
Santa Barbara, CA 93108

(1)   Shared voting and investment power is held for these shares.

(2)   Since December 1999, David Osborn has also been granted 100,000 options for each month he has served as President. Beginning February 2001, the Board authorized a monthly payment to Mr. Osborn of $1,000 to $2,000, and the monthly grant of options is reduced to 50,000 (if paid $1,000) or 25,000 (if paid $2,000). As of April 2001, he held 1,650,000 options exercisable at $.10 each. The Directors have also been granted options since January 2000, when each non-officer director began receiving 10,000 options for each month of service. These options are also exercisable at $.10 each. As of April 2001, the two current directors held 160,000 options.

REMUNERATION AND RELATED INFORMATION

The following table sets forth for the year ended January 3, 1999, certain information as to each of the Company's five (5) most highly compensated executive officers and as to all executive officers as a group:

SUMMARY COMPENSATION TABLE

Annual Compensation

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)
David L. Osborn President CEO	2000	0[1]	0	0
	1999	0[1]	0	0
	1998	0[1]	0	0
Mitzy Ferguson Secretary	2000	$3,625[1]	0	0
	1999	16,600[1]	0	0
	1998	13,800[1]	0	0
All executive officers as a group (2 persons)		$3,625[1]	0	0

SUMMARY COMPENSATION TABLE, Continued

Long Term Compensation

Name and Principal Position (a)	Year (b)	Restricted Stock Awards($) (f)	Securities Underlying Options/SARs (#) (g)	LTIP Payouts ($) (h)	Other Annual Compensation ($) (i)
David L. Osborn President CEO	2000	0[(1)]	1,200,000	0	0
	1999	0[(1)]	0	0	0
	1998	0[(1)]	0	0	0
Mitzy Ferguson Secretary	2000	0[(1)]	0	0	0
	1999	0[(1)]	0	0	0
	1998	0	0	0	0
All executive officers as a group (2 persons)		0	1,200,000	0	0

Option/SAR Grants in the Last Fiscal Year
(Individual Grants)

Name (a)	Number of Securities underlying options/SARs granted (#) (b)	Percent of total options/SARs granted to employees in fiscal year (c)	Exercise or base price ($/Sh) (d)	Expiration date (e)
David L. Osborn, President, CEO	1,200,000	100	$.10	7 years
Mitzy Ferguson, Secretary	0	0	0	0
All executive officers as a group (2 persons)	1,200,000	100	$.10	0

Aggregated Option/SAR Exercises in Last Fiscal
Year and FY-End Option/SAR Values

Name (a)	Shares acquired on exercise (#) (b)	Value realized ($) (c)	Number of securities underlying unexercised options/SARs at FY-end (#) exercisable/un-exercisable (d)	Value of unexercised in-the-money options/SARs at FY-end ($) exercisable/un-exercisable (e)
David L. Osborn, President, CEO	0	0	1,200,000	0
Mitzy Ferguson, Secretary	0	0	0	0
All executive officers as a group (2 persons)	0	0	1,200,000	0

(1) Mr. Osborn and/or companies affiliated with him were reimbursed for travel expenses incurred on behalf of the Company, but received no remuneration for his work other than stock options. In 2000 he or his affiliated companies were reimbursed $4,846.91 for his travel. Ms. Ferguson was not involved in any travel in 2000.

The Company does not currently have an Incentive Stock Option Plan, other than to grant options to non-officer directors and to grant options as part of employment agreements.

CERTAIN TRANSACTIONS

Since its inception in 1997, the Company's headquarters have been in Dallas, Texas. The Company is now leasing space for its headquarters from Wood, Osborn and Osborn, a company partially owned by David Osborn, one of the Company's current officers and a nominee for director, for $1,440 per month plus its share of utilities expenses. The Company considers this rental a fair market value for the space it is renting. This space is in the same office building that leases space to the Company's President and the companies controlled by him; thus the management of the Company is more efficient because its executives work near the headquarters, and travel costs are reduced.

Mr. David L. Osborn is affiliated with Southpoint Management Corporation, DAC Associates and Famous Bars, Grills & Cafes of America, Inc. ("FGA"). These companies, in turn, are affiliated with owning and operating several restaurants, and also owned the franchise rights to develop Hudson' Grills in certain areas of Texas. During the past year, these companies paid no franchise fees to the Company, and did not purchase any franchises. The franchise agreement for Texas was entered into before Mr. Osborn became involved in the management of the Company, and that agreement provides that Mr. Osborn and his first successor do not have to pay royalties. In November 1997, Mr. Osborn transferred his interest in two Hudson's Grills in El Paso, Texas, to Anthony Duncan, who is affiliated with the same companies that Mr. Osborn is, and who has been a director and is currently a nominee for director.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTORS NAMED IN THIS PROXY STATEMENT.

Three directors are to be elected, with each director to hold office until the next Annual Meeting or until his successor is elected and qualified. The persons named as proxies in the enclosed Proxy have been designated by management, and the proxy holders intend to vote for the election of the three persons named as nominees in this proxy statement

("Nominees"), except where authority is withheld by the shareholder or specifically requested to be voted for someone else. If no one is written in to be voted for as a director who is willing to serve and no vote is specifically withheld, then the persons holding the proxies will vote for the three Nominees. If one person other than a Nominee is voted for on the proxy, then the persons holding the proxy will vote for the one requested person, provided he(she) is willing to serve as a director, and will decide which of the three Nominees to vote for. If two persons are voted for on the proxy, then the person's holding the proxy will vote for the two requested persons, provided they are willing to serve as a director, and will decide which of the three Nominees to vote for. If three persons other than Nominees are voted for on the proxy, then the persons holding the proxy will vote for the three requested persons, provided they are willing to serve as a director. If more than three persons are voted for on the proxy, then the persons holding the proxies will vote for the Nominees regardless of those requested.

PROPOSAL NO. 2
<u>RATIFICATION OF THE SELECTION OF</u>
<u>INDEPENDENT AUDITORS</u>
THE BOARD RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

King Griffin & Adamson, PC, has been selected as the Company's independent auditors for the fiscal year ending December 31, 2001. This firm served as the Company's independent auditors for the period ended December 31, 2000.

AUDIT FEES, FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES AND ALL OTHER FEES

King Griffin & Adamson, PC, has billed the Company for more than $16,000 so far in 2001 for the last annual audit. The firm has not provided any services related to financial information systems design and implementation. The firm has not provided any other services to the Company, but the Company anticipates that the firm will provide nonaudit services related to the preparation and filing of tax returns, which fees at the present time are unknown. The Company is not aware of any ownership, direct or indirect, in any capacity by any members of the firm.

INDEPENDENT PUBLIC ACCOUNTANTS

The Company has invited its accountants from King Griffin & Adamson, PC, to be present at the Annual Meeting; therefore they may be present. If a representative of King Griffin & Adamson, PC, is present at the Annual Meeting of Shareholders, the representative will be allowed to answer appropriate questions, and will be afforded an opportunity to make a statement if so desired.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that filing requirements applicable to its officers and directors were complied with during the 2000 fiscal year.

DEADLINE FOR STOCKHOLDER PROPOSALS FOR 2002

Stockholder proposals to be presented at the 2002 Annual Meeting must be received by the Company on or before February 1, 2002, for inclusion in the proxy statement and form of proxy relating to that meeting.

OTHER MATTERS

Management of the Company does not know of any other matters to be presented for action at the Annual Meeting. However, if any other matters should be properly presented at the Annual Meeting, it is the intention of the persons named in the accompanying Proxy to vote said Proxy in accordance with their best judgment.

OTHER INFORMATION

The Annual Report to Shareholders of the Company for the year ended December 31, 2000, is mailed herewith to shareholders of record at the close of business on April 20, 2001.

IF YOU WOULD LIKE A COPY OF THE COMPANY'S ANNUAL REPORT OR FORM 10-KSB, PLEASE CONTACT THE SECRETARY AT (972) 931-9237.

Mitzy Ferguson
Secretary

Dallas, Texas
April 25, 2001
f\sec\010412.O01

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS

The undersigned hereby appoints DAVID L. OSBORN or ROBERT W. FISCHER, each with the power to appoint his or her substitute and hereby authorizes them to represent and to vote, as designated below, all shares of common stock of HUDSON'S GRILL INTERNATIONAL, INC., held on record by the undersigned on April 20, 2001, at the annual meeting to be held June 9, 2001.

1. **ELECTION OF DIRECTORS**

   _____ FOR ALL NOMINEES PRINTED BELOW (except as marked to the contrary below).

   _____ FOR THE FOLLOWING DIRECTORS (name up to three):

   _____ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED.

   D.L. Osborn , R.W. Fischer, and A.B. Duncan. (Instructions: To withhold authority to vote for any individual nominees, line out that nominee's name).

2. **RATIFICATION OF SELECTION OF KING GRIFFIN & ADAMSON, PC**

   _____ FOR   _____ AGAINST   _____ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted for the Nominees and for Proposal 2.

Date: _____

_____
Signature

_____
Signature